Exhibit 99.1

Sphere 3D Reports Fourth Quarter and Full Year 2014 Financial Results

SAN JOSE, CA – March 30, 2015 – Sphere 3D Corp. (NASDAQ: ANY), a virtualization and data management solutions provider, today reported financial results for its fourth quarter and full year ended December 31, 2014.

“Since the conclusion of our merger with Overland Storage on December 1, 2014, we have integrated the expertise of our teams and are moving forward to accelerate the innovation and market adoption of our solutions in our three target product categories—application virtualization, virtual workspace infrastructure, and data management, retention and security,” said Eric Kelly, Chairman and CEO of Sphere 3D Corp. “We have a solid base business in data management, retention and security that provides the foundation from which we plan to extend our reach into the large and growing virtualization market with our highly-differentiated application virtualization and hyper-converged appliance offerings. While we are at the early stages of ramping up sales of our virtualization products, we have already achieved several important milestones, including successes in the education and healthcare industry, partnership with leading cloud providers and third party certifications from ISV’s. We look forward to reporting on our progress throughout the year.”

Fourth Quarter 2014 Financial Results:

The following financial results for the fourth quarter of 2014 reflect contribution from the Overland Storage acquisition, for a partial period from December 2, 2014 through December 31, 2014, which contribution is not reflected in the comparative results for the prior year.

•	Net revenue for the fourth quarter of 2014 was $9.5 million.

•	Product revenue for the fourth quarter of 2014 was $8.6 million. Disk Systems and Virtualization revenue was $4.9 million. Tape drives, media, and tape automation revenue was $3.7 million. Service revenue was $0.9 million.

•	Gross margin for the fourth quarter of 2014 was 37.6%.

•	Operating expenses for the fourth quarter of 2014 were $8.4 million, including merger costs of $1.3 million.

•	Stock compensation expense was $0.7 million in the fourth quarter of 2014, compared to $0.8 million in the fourth quarter of 2013. Depreciation and amortization was $1.1 million in fourth quarter of 2014, compared to $0.1 million in the fourth quarter of 2013.

•	Net loss for the fourth quarter of 2014 was $5.4 million, or a loss of $0.20 per share, compared to a net loss of $1.3 million, or a loss of $0.07 per share in the fourth quarter of 2013.

•	On a non-GAAP basis, adjusted EBITDA for the fourth quarter of 2014 was a loss of $2.1 million, compared to an adjusted EBITDA of a loss of $0.50 million in the fourth quarter of 2013. Adjusted EBITDA is presented as net loss before interest expense, income taxes, costs associated with the acquisition of Overland, depreciation and amortization and share-based compensation.

Full Year 2014 Financial Results:

The following financial results for the year ended December 31, 2014 reflect contribution from the Overland Storage acquisition for a partial period from December 2, 2014 through December 31, 2014, which contribution is not reflected in the comparative results for the prior year.

•	Net revenue for 2014 was $13.5 million.

•	Product revenue for 2014 was $12.2 million. Disk Systems and Virtualization revenue was $8.5 million. Tape drives, media, and tape automation revenue was $3.7 million. Service revenue was $1.3 million.

•	Gross margin for 2014 was 39.6%.

•	Operating expenses for 2014 were $17.4 million, including merger costs of $2.2 million, compared to operating expenses of $3.3 million for 2013.

•	Stock compensation expense was $3.3 million for 2014, compared to $1.2 million for 2013. Depreciation and amortization for 2014 was $3.5 million, compared to $0.2 million for 2013.

•	Net loss for 2014 was $12.7 million, or a loss of $0.53 per share, compared to a net loss of $3.3 million, or a loss of $0.19 per share for 2013.

•	On a non-GAAP basis, adjusted EBITDA (presented in the same manner described above) for 2014 was a loss of $3.4 million, compared to an adjusted EBITDA of a loss of $1.9 million in 2013,

•	Cash and cash equivalents at December 31, 2014 were $4.3 million, compared to cash of $5.2 million at December 31, 2013. The Company had $4.9 million outstanding under its credit facility and $19.5 million outstanding under its notes from related parties at December 31, 2014. Subsequent to December 31, 2014, the Company received $5 million under its related party credit facility.

Recent Business Highlights:

Corporate:

•	Sphere 3D’s acquisition of Overland Storage was completed on December 1, 2014.

•	Prior to completing the Overland Storage acquisition, Overland was able to deliver its previously announced commitment to reduce annualized operating expenses. It exceeded the original $20 million target by 15%, which resulted in a total $23 million savings in 2014.

Application Virtualization:

•	We recently announced a strategic collaboration with Microsoft to enable customers to subscribe to Glassware 2.0® in the cloud. This will create new deployment options and business models for customers needing to virtualize their legacy and current Windows-based applications.

•	Glassware 2.0 has passed the requirements of a leading global learning company to provide delivery of assessment tests on Google Chromebooks. This global learning company provides a range of education products and services to institutions, governments and direct to individual students, including the delivery of millions of online assessment tests to K-12 schools every year.

Virtual Workspace Infrastructure:

•	Using Login VSI industry-standard testing, our V3 virtual desktop appliance demonstrated industry-leading performance compared to publicly-released performance reports from other hyper-converged and traditional solutions providers.

•	Our channel approach to selling our Virtual Workspace Infrastructure includes the recent inclusion of a premier U.S.-focused value-added distributor, which is currently one of the largest IT distributors in the world.

Data Management, Retention and Security:

•	We introduced the groundbreaking RDX+™ software technology that is designed to increase storage capacities by 50% and more, providing our existing RDX QuikStor® backup appliance installed base with future expansion to larger than 2TB capacity. Unlike other competitive RDX solutions with a maximum of 2TB capacity, we expect RDX+ enabled backup appliances to be uniquely differentiated with backward and forward compatibility with our RDX QuikStor appliances, and to protect customers’ investments as disk drive capacities grow beyond 2TB.

•	Our RDX technology achieved a new milestone that demonstrates its global reach with over 1 Exabyte of storage capacity shipped to date on more than 700,000 RDX systems.

Use of GAAP and Non-GAAP Financial Metrics:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, costs associated with the acquisition of Overland, (primarily consisting of legal, financial advisory, accounting and printing fees) depreciation and amortization and share-based compensation. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which are provided in the attached Table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 5:00 pm ET (2:00 pm PT) to discuss the Company’s 2014 fourth quarter and full year financial results. To access the call, dial (888)-389-5988 (US and Canada) or +1 (719)-325-2464 (International) and give the participant pass code 5622782. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (888) 203-1112 (U.S. and Canada) or +1 (719) 457-0820 (International) and entering access code 5622782. The replay will be available beginning approximately two hours after the call and remain in effect for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) is a virtualization technology and data management solutions provider with a portfolio of workload-optimized solutions that address IT needs for delivering productivity through workspace and data infrastructure and management. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0® platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 hyper-converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtual workspace workloads and the Desktop Cloud Orchestrator™ management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing;

market adoption and performance of our products; possible actions by customers, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contact:

Pattie Adams

Director, Global Corporate Communications

+1 408/283-4779

pattie.adams@sphere3d.com

Investor Contact:

MKR Group Inc.

Todd Kehrli or Jim Byers

+1 323/468-2300

any@mkr-group.com

SPHERE 3D CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Net revenue	$9,467	$—	$13,469	$—
Cost of revenue	5,906	—	8,133	—

Gross profit	3,561	—	5,336	—

Operating expenses:
Sales and marketing	2,851	58	5,153	183
Research and development	655	8	655	29
General and administrative	4,937	1,248	11,567	3,084

	8,443	1,314	17,375	3,296

Loss from operations	(4,882)	(1,314)	(12,039)	(3,296)
Interest expense	(233)	—	(447)	—
Other income (expense), net	(281)	(14)	(194)	(40)

Loss before income taxes	(5,396)	(1,328)	(12,680)	(3,336)
Provision for income taxes	42	—	42	—

Net loss	$(5,438)	$(1,328)	$(12,722)	$(3,336)

Net loss per share:
Basic and diluted	$(0.20)	$(0.07)	$(0.53)	$(0.19)

Shares used in computing net loss per share:
Basic and diluted	27,843	19,868	24,131	17,331

SPHERE 3D CORP.

SELECTED BALANCE SHEETS INFORMATION

(In thousands)

	December 31,	December 31,
	2014	2013
	(Unaudited)	(Unaudited)
ASSETS
Cash	$4,258	$5,217
Accounts receivable	15,488	—
Inventories	9,936	128
Other current assets	2,457	1,082

Total current assets	32,139	6,427
Property and equipment, net	4,427	288
Goodwill	38,821	—
Intangible assets, net	73,271	1,646
Other assets	605	—

Total assets	$149,263	$8,361

LIABILITIES AND EQUITY
Current liabilities	$37,051	$924
Long-term debt — related party	19,500	—
Long-term deferred tax liabilities	4,387	—
Other long-term liabilities	3,185	—
Shareholders’ equity	85,140	7,437

Total liabilities and equity	$149,263	$8,361

SPHERE 3D CORP.

NON-GAAP ADJUSTED EBITDA RECONCILIATION

(In thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Net loss	$(5,438)	$(1,328)	$(12,722)	$(3,336)

Less:
Interest	233	—	447	—
Tax	42	—	42	—
Merger costs	1,308	—	2,166	—
Depreciation and amortization	1,127	72	3,453	216
Share-based compensation	658	766	3,253	1,228

Adjusted EBITDA	$(2,070)	$(490)	$(3,361)	$(1,892)

Non-GAAP Financial Measure:

Sphere uses a financial measure which is not calculated and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Sphere presents this non-GAAP financial measure because it believes it to be an important supplemental measure of performance that is commonly used by investors and other interested parties in the evaluation of companies in our industry.

Sphere defines Adjusted EBITDA as net loss before interest expense, income taxes, merger costs which include primarily legal, financial advisory, accounting and printing fees, depreciation and amortization and share-based compensation. Non-GAAP financial measures should not be considered as an alternative to net loss, operating income (loss), cash flow from operating activities, as a measure of liquidity or any other financial measure. They may not be indicative of the historical operating results of the company nor is it intended to be predictive of potential future results. Investors should not consider non-GAAP financial measures in isolation or as a substitute for performance measures calculated in accordance with GAAP.